U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

    -----------------
				SEC File Number

    ----------------
    CUSIP Number

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

	For The Period Ended:  March 2, 1997
	[ ] Transition Report on Form 10-K
	[ ] Transition Report on Form 20-F
	[ ] Transition Report on Form 11-K
	[ ] Transition Report on Form 10-Q
	[ ] Transition Report on Form N-SAR

	For the Transition Period Ended:

----------------------------------


	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ---------------------

-----------------------------------------------------------------------------

Part I - Registrant Information

The AppleTree Companies, Inc.
----------------------------
Full Name of Registrant

----------------------------
Former Name if Applicable

5732 Curlew Drive,
----------------------------
Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23502
-----------------------------
City, State and Zip Code


Part II - Rules 12b-25(b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)  The subject annual report, semi-annual report, or transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[     ]	(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On April 4, 1997 the Company filed a voluntary petition for the Appletree Cos., Inc. and its subsidiary, Americas Foods, Inc., in the United States Bankruptcy Court seeking to reorganize under Chapter 11 of the Federal Bankruptcy Code. The Company requires additional time to prepare the appropriate disclosures and exhibits relating to this matter.

Part IV - Other Information

	(1) Name and telephone number of person to contact in regard to this notification:
Charles E. Sweeney              (757)                459-9779
-------------------        ---------------         ------------------
      (Name)	             			(Area Code)	         	(Telephone Number)

	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).       		[ X ] Yes    [  ] No


	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                      [ X ] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Company's second quarter net sales declined by approximately 50 % in 1997 and its second quarter net loss is expected to be approximately 25% less than the net loss for the corresponding period in the prior year. The Company's 1997 year-to-date net sales decreased by approximately 42% from the corresp-onding period in the prior year. The net loss decreased by approximately 17% from the corresponding period in the prior year.

THE APPLETREE COMPANIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 16, 1997                          By: /s/ Justin A. DiMacchia
     ---------------------------              ------------------------------

    					                                    	Its: Vice President -- CFO
                                              ------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.